BD

UNITED STAT 11020067
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-46219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meyers Associates, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 2nd Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Meyers 212-742-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

KH 3/29

OATH OR AFFIRMATION

I Bruce Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meyers Associates, LP , as of December 31 , 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

VICTOR PUZIO
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 29, 2012

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Meyers Associates, LP

Statement of Financial Condition
December 31, 2010

Meyers Associates, LP
Contents
December 31, 2010

MAZARS

WeiserMazars

Independent Auditors' Report

To the Partners of
Meyers Associates, L.P.

We have audited the accompanying statement of financial condition of Meyers Associates, LP (the "Partnership") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Meyers Associates, LP as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

New York, N.Y.
February 25, 2011

WeiserMazars LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.weisermazars.com

Meyers Associates, LP
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	13,581
Due from clearing brokers		962,564
Deposit with clearing brokers		202,698
Advances to employees		1,445,600
Prepaid expenses		97,476
Securities owned, at market		21,551
Furniture and equipment, net of $99,196 accumulated depreciation		-
Security deposits		123,228
Total assets	$	2,866,698
Liabilities and Partners' Capital		
Liabilities		
Commissions payable	$	310,503
Note payable to clearing broker		170,335
Accrued expenses and other liabilities		455,265
Total liabilities		936,103
Commitments and contingencies		
Partners' capital		1,930,595
Total liabilities and partners' capital	$	2,866,698

The accompanying notes are an integral part of this financial statement.

1. Summary of Business and Significant Accounting Policies

Business

Meyers Associates, LP (the "Partnership") is a New York limited partnership organized primarily to provide brokerage and investment banking services. The Partnership is registered as a broker-dealer in securities with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA").

The Partnership has agreements (the "Agreements") with the clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet repurchased at the close of business.

Income Taxes

The Partnership is a limited partnership and is not subject to Federal and State income taxes as a separate entity. The partners are individually required to report their respective share of partnership income (loss) in their individual income tax returns.

Cash and Cash Equivalents

The Partnership considers cash equivalents which are highly liquid investments purchased with original maturities of three months or less.

The Partnership maintains its cash balances in one financial institution which, at times, exceed federally-insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Advances to Employees

The Partnership has made certain employee advances which are non-interest bearing and have no terms for repayment.

Furniture and Equipment
Furniture and equipment are carried at cost and are depreciated using the straight-line method over their estimated useful lives.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

2. Clearing Agreements

The Partnership has agreements with two brokerage clearing firms to carry its account and the accounts of its customers' accounts. The brokers have custody of the Partnership's securities and, from time to time, cash balances which may be due from these brokers.

These securities and cash positions serve as collateral for any amounts due to the brokers or for securities sold short or purchased on margin as well against losses due to nonperformance.

Pursuant to the agreements, the Partnership is required to have cash or security deposits aggregating $100,000 at each of the brokerage clearing firms, respectively. At December 31, 2010, a deposit held amounted to $102,085 and $100,613 at each of the brokerage clearing firms, respectively.

The Partnership signed a promissory note with one of their brokerage clearing firms in the amount of $300,000. Interest is payable monthly at the rate of 10% and monthly principal payments are equal to $21 multiplied by the number of billable equity trades cleared within the month by the brokerage clearing firm. As of December 31, 2010, $170,335 is due to the clearing broker.

3. Retirement Plans

The Partnership has an employee benefit plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute up to 15% of annual compensation, but not in excess of the maximum allowed under the Code. Employer matching contributions shall be determined by the employer with respect to each plan year.

The Partnership has a pension plan under Section 401(a) and 501(a) of the Code covering certain employees.

4. Regulatory Net Capital Requirements

The Partnership is subject to the net capital requirements of rule 15c3-1 of the SEC which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Partnership is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2010, the Partnership has net capital of $242,187 which is $142,187 in excess of its required net capital of $100,000. The Partnership has aggregate indebtedness of $936,103. The Partnership's ratio of aggregate indebtedness to net capital is 3.87 to 1 at December 31, 2010.

5. Commitment and Contingencies

Litigation

In the normal course of business, the Partnership is a defendant, or otherwise has possible exposure, in legal actions arising out of its activities as a broker-dealer. These legal actions seek compensatory damages of approximately $1,855,000. While predicting the outcome of litigation and regulatory inquiries is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsels, that it has a meritorious defense for these actions and it intends to defend this vigorously.

The Partnership is also involved in several proceedings with and investigations by a governmental regulatory agency which commenced disciplinary actions against the Partnership for its alleged violations of regulatory procedure rules. The regulatory agency has alleged that the Partnership failed to provide certain requested documents in the complaints and to provide documents to the regulatory agency on a timely basis. The complaints sought sanctions against the Partnership including possible monetary fines. The Partnership filed its answer to the complaints and has asserted affirmative defenses. At the present time, the Partnership is awaiting the decision of the hearing panel for these matters.

Customer Transactions

The Partnership executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

6. Leases

The Partnership leases office space in New York under a noncancellable lease agreement expiring in 2015. The lease agreement contains escalation provisions. Net approximate minimum rental payments attributable to operating lease agreements are:

Year Ending December 31,	Minimum Rental Payments
2011	$ 408,000
2012	418,000
2013	427,000
2014	437,000
2015	297,000
	$ 1,987,000

The Partnership is in negotiations with the landlord of the office space for a reduction of the rent and completion of office renovations.

7. Furniture and Equipment

Furniture and equipment at December 31, 2010 consisted of:

		Estimated Useful Lives
Furniture	$ 19,166	5 years
Equipment	80,030	3-5 years
	99,196	
Less: Accumulated depreciation	99,196	
	$ -	

8. Fair Value Measurements of Investments

The Partnership uses fair value measurements to record certain assets and liabilities and to determine fair value disclosures. The Partnership's investments in securities listed on a national exchange are valued at the last sales price on the date of valuation.

The three-level hierarchy for fair value measurements is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An investment's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets measured at fair value on a recurring basis at December 31, 2010:

	Total	Level 1	Level 2	Level 3
Investment in securities	$ 21,551	$ 21,551	$ -	$ -

9. Subsequent Events

The Partnership has evaluated subsequent events through February 25, 2011, the date the financial statements were available for issuance.